

August 15, 2014

<u>Via E-mail</u>
Dr. Hamid Doroudian
Chief Executive Officer
Neurokine Pharmaceuticals, Inc.
1275 West 6th Avenue
Vancouver, British Columbian V6H 1A6

> **Re:**   **Neurokine Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 8, 2014**
> **File No. 333-161157**

Dear Dr. Doroudian:

We have limited our review of your preliminary proxy statement to the issues we have addressed in our comments. Please respond to this letter by revising the proxy statement. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

1. We refer to Proposal No. 1, which pertains to shareholders approving the removal of the Pre-Existing Company Provisions, set forth in Table 3 of the Regulations to the BCBCA. In addition to referencing such provisions in Table 3 of the BCBCA, please expand your disclosure under this proposal to describe the Pre-Existing Company provisions and provide a copy of Table 3 of the BCBCA as a schedule or addendum to your proxy statement.

2. With respect to Proposal 2, please expand your proxy statement disclosure to explain to shareholders the ways in which the proposed Articles differ from the company's existing Articles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director